

July 17, 2023

Christopher Virostek
Chief Financial Officer
West Fraser Timber Co. Ltd.
1500 – 885 West Georgia Street
Vancouver , British Columbia
Canada V6C 3E8

>   **Re: West Fraser Timber Co. Ltd.**
>   **Form 40-F for the Year Ended December 31, 2022**
>   **File No. 1-39974**

Dear Christopher Virostek:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 40-F for the Year Ended December 31, 2022

Exhibits 99.4 and 99.5 Section 302 Certifications, page 1

1.   We note that your Section 302 Certifications filed as Exhibit 99.4 and 99.5 do not include paragraph 4(b) or the introductory language in paragraph 4 referring to internal control over financial reporting. Paragraph 4(b) should state that you have "Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles." In light of the fact that this is the second Form 40-F you have filed since your registration, it appears that this disclosure is required. Please amend your Form 40-F to include revised certifications with this additional disclosure. Your amended filings should include the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 Certifications. See General Instruction B(6) of the Form 40-F and Question 246.13 of the

SEC Staff's Regulation S-K Compliance & Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman at (202) 551-3794 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing